Exhibit 99.1

16 December 2004

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 16 December 2004 it purchased 100,000 of its ordinary shares at a price of 318.0625 pence per ordinary share. 50,000 of these shares will be held as treasury shares and 50,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 50,000 shares and excluding treasury shares) is 522,496,082. Following the above purchase, Mitchells & Butlers plc holds 1,002,958 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.

ENDS